UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 18, 2013

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective August 1, 2013, Robert F. MacChesney will be appointed Chief Marketing Officer of Pacific Drilling S.A. (the “Company”). Mr. MacChesney has served as the Company’s Chief Operating Officer since September 2008. Mr. MacChesney has over 30 years of experience in the drilling industry. Prior to joining the Company, he served at Transocean Ltd. from 2000 to 2008 and at Schlumberger Limited, and offshore drilling subsidiary Sedco Forex Limited, from 1979 to 2000. During his tenure with Transocean Ltd. and Schlumberger Limited, Mr. MacChesney held a variety of positions in Operations Management and Marketing, including Country Manager in Malaysia, India, Brazil and the United Kingdom, Region Manager in the Middle East and India and Corporate Director, Deepwater Marketing. Mr. MacChesney holds a Bachelor of Science in Engineering from Southampton University in the United Kingdom. In connection with his appointment as Chief Marketing Officer, Mr. MacChesney will no longer serve as Chief Operating Officer of the Company.

Also effective August 1, 2013, Cees van Diemen will be appointed Chief Operating Officer of the Company. Mr. Van Diemen has served as Senior Vice President of Operations of the Company since February 2009. Mr. Van Diemen has over 35 years of experience in the mobile offshore drilling industry and extensive experience in deepwater drilling from the early days of 600 feet water depth activity in 1977 to recent operations in 9,200 feet water depth. Prior to joining the Company, he served at Noble Corporation, and its predecessor Neddrill, as Vice President & Division Manager Brazil from 2005 to October 2008 and Vice President & Division Manager Mobiles Europe from 2000 to 2005. Mr. Van Diemen’s career started offshore in the traditional drill positions from Floorman to Offshore Installation Manager, before taking on increasing responsibility in onshore management roles from rig manager in West Africa, the Mediterranean and the North Sea, to district manager in the North Sea and Vice President & Division Manager in Europe and more recently in Brazil. Mr. Van Diemen holds a Bachelor of Science in Automotive Engineering from the University of Apeldoorn in the Netherlands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: July 18, 2013	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary